 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.    )*

SentinelOne, Inc.
(Name of Issuer)
Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)
81730H109
(CUSIP Number)

Joshua L. Targoff Third Point LLC 55 Hudson Yards New York, NY 10001 (212) 715-3880
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
July 2, 2021
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:   ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 81730H109
1	NAMES OF REPORTING PERSONS Third Point LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 26,512,482 (1)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 26,512,482
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,512,482 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.50% (1)(2)(3)
14	TYPE OF REPORTING PERSON (See Instructions)OO

(1) Consists of 1,993,575 shares of Class A common stock, par value $0.0001 per share (“Class A Common Stock”) of SentinelOne, Inc. (the “Issuer”) and 24,518,907 shares of Class B common stock, par value $0.0001 per share (“Class B Common Stock”) of the Issuer. The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to voting and conversion rights. Each share of Class A Common Stock is entitled to one vote per share. Each share of Class B common stock is entitled to 20 votes per share and is convertible into one share of Class A Common Stock, including at the option of the holder thereof.
(2) Based on the quotient obtained by dividing (a) the aggregate number of shares of Class A Common Stock and Class B Common Stock beneficially owned by the Reporting Persons as set forth in Row 11 by (b) the sum of (i) 36,428,568 shares of Class A Common Stock outstanding as of June 29, 2021 and (ii) the 24,518,907 shares of Class B Common Stock beneficially owned by the Reporting Persons that are convertible into Class A Common Stock. The number of shares of Class B Common Stock beneficially owned by the Reporting Persons as set forth in clauses “(a)” and “(b)” of this footnote are treated as converted into Class A Common Stock only for the purpose of computing the percentage ownership of the Reporting Persons for the purpose of this Schedule 13D. If all outstanding shares of Class B Common Stock (as reported in the Prospectus) were deemed converted into Class A Common Stock, the Reporting Persons would be deemed to beneficially own 10.34% of the shares of Class A Common Stock deemed outstanding.
(3) The percentage ownership of the Reporting Person reported in this Schedule 13D does not give effect to the 20 votes per share of Class B Common Stock because these shares are treated as converted into Class A Common Stock for the purpose of this Schedule 13D, as described in footnote 2 above.

SCHEDULE 13D
CUSIP No. 81730H109

1	NAMES OF REPORTING PERSONS Daniel S. Loeb
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 26,512,482 (1)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 26,512,482 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,512,482 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.50% (1)(2)(3)
14	TYPE OF REPORTING PERSON (See Instructions) IN
(1) Consists of 1,993,575 shares of Class A Common Stock of the Issuer and 24,518,907 shares of Class B Common Stock of the Issuer. The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to voting and conversion rights. Each share of Class A Common Stock is entitled to one vote per share. Each share of Class B common stock is entitled to 20 votes per share and is convertible into one share of Class A Common Stock, including at the option of the holder thereof.
(2) Based on the quotient obtained by dividing (a) the aggregate number of shares of Class A Common Stock and Class B Common Stock beneficially owned by the Reporting Persons as set forth in Row 11 by (b) the sum of (i) 36,428,568 shares of Class A Common Stock outstanding as of June 29, 2021 and (ii) the 24,518,907 shares of Class B Common Stock beneficially owned by the Reporting Persons that are convertible into Class A Common Stock. The number of shares of Class B Common Stock beneficially owned by the Reporting Persons as set forth in clauses “(a)” and “(b)” of this footnote are treated as converted into Class A Common Stock only for the purpose of computing the percentage ownership of the Reporting Persons for the purpose of this Schedule 13D. If all outstanding shares of Class B Common Stock (as reported in the Prospectus) were deemed converted into Class A Common Stock, the Reporting Persons would be deemed to beneficially own 10.34% of the shares of Class A Common Stock deemed outstanding.
(3) The percentage ownership of the Reporting Person reported in this Schedule 13D does not give effect to the 20 votes per share of Class B Common Stock because these shares are treated as converted into Class A Common Stock for the purpose of this Schedule 13D, as described in footnote 2 above.

Item 1. Security and Issuer.
This Statement on Schedule 13D (this “Schedule 13D”) relates to the Class A Common Stock of the Issuer. The Issuer’s principal executive offices are located at 444 Castro Street, Suite 400, Mountain View, California 94041.
Item 2. Identity and Background.
(a) This Schedule 13D is being filed by Third Point LLC, a Delaware limited liability company (the “Management Company”), and Daniel S. Loeb (“Mr. Loeb” and, together with the Management Company, the “Reporting Persons”).

(b) The principal business address of the Reporting Persons is 55 Hudson Yards New York, New York 10001.
(c) The principal business of the Management Company is to serve as investment manager or adviser to a variety of hedge funds and managed accounts (such funds and accounts, collectively, the “Funds”, including Third Point Ventures, LLC (“TPV”)), and to control the investing and trading in securities of the Funds. The principal occupation of Mr. Loeb is serving as Chief Executive Officer of the Management Company.
(d) (e) During the last five years, none of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Loeb is a citizen of the United States of America.
Item 3. Source and Amount of Funds or Other Consideration
In connection with the consummation of the Issuer’s initial public offering of Class A Common Stock on July 2, 2021, each share of the Issuer’s Series B, C, D and F Redeemable Convertible Preferred Stock was automatically converted on a 1:1 basis into one share of the Issuer’s Class B Common Stock and each share of the Issuer’s Series E Redeemable Convertible Preferred Stock was automatically converted into approximately 1.087 shares of Class B Common Stock, as more fully described in the Issuer’s Prospectus dated June 29, 2021, as filed with the U.S. Securities and Exchange Commission (the “SEC”) on June 30, 2021 (the “Prospectus”). Each share of Class A Common Stock is entitled to one vote per share and each share of Class B Common Stock is entitled to 20 votes per share and is convertible at any time on a 1:1 basis into one share of Class A Common Stock. The Class B Common Stock will automatically convert into Class A Common Stock upon certain transfers and upon the earlier of (i) the date specified by a vote of the holders of 66 2/3% of the Class B Common Stock, (ii) the date that is seven years after the date of the Prospectus, (iii) the death, resignation or removal of the President and Chief Executive Officer of the Issuer, Tomer Weingarten, and (iv) the date on which the number of shares of Class B Common Stock held by Mr. Weingarten and his affiliated entities is less than 25% of the number of shares of Class B Common Stock held by them on the date of the Prospectus, in each case as more fully described in the Prospectus.  As a result of the conversion of the Issuer’s Series B, C, D, F and E Redeemable Convertible Preferred Stock, the Reporting Persons were deemed to acquire beneficial ownership of 24,456,866 shares of the Class A Common Stock.
In connection with the Issuer’s initial public offering of Class A Common Stock, the Funds acquired 143,575 shares of Class A Common Stock from the Issuer in a private placement and acquired 700,000 shares of Class A Common Stock from the underwriters at the initial public offering price of $35.00.
On July 2, 2021, the Funds acquired 922,116 shares of Class A Common Stock in open market transactions. The Class A Common Stock was acquired for a weighted average purchase price of $43.7284 per share. These shares were purchased in multiple transactions at prices ranging from $43.6405 to $43.815, inclusive.
On July 6, 2021, the Funds acquired 227,884 shares of Class A Common Stock in an open market transaction. The Class A Common Stock was acquired for $49.5158 per share.
The Funds expended their own investment capital to acquire the securities of the Issuer held by them.

Item 4. Purpose of Transaction.
The Reporting Persons acquired the securities reported herein for investment purposes.
The Reporting Persons do not currently have any plans or proposals with respect to:
(a) Except as set forth below in this Item 4, the acquisition of additional securities of the Issuer, or the disposition of securities of the Issuer;
(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
(e) Any material change in the present capitalization or dividend policy of the Issuer;
(f) Any other material change in the Issuer's business or corporate structure;
(g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;
(h) Causing a class of securities of the Issuer to be delisted from the New York Stock Exchange;
(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or
(j) Any action similar to any of those enumerated above.
The Reporting Persons intend to review their investment in the Issuer’s shares of Class A Common Stock on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional shares of Class A Common Stock (but without acquiring a control stake in the Issuer’s  capital stock) or selling some or all of their shares of Class A Common Stock.
Item 5. Interest in Securities of the Issuer.
(a) On the date of this Schedule 13D, the Reporting Persons beneficially own an aggregate of 1,993,575 shares of Class A Common Stock of the Issuer and 24,518,907 shares of Class B Common Stock of the Issuer held by the Funds (such shares, the “Shares”). The Shares represent approximately 43.5% of the Issuer’s Class A Common Stock outstanding. Calculations of the percentage of Class A Common Stock beneficially owned assumes 36,428,568 shares of Class A Common Stock outstanding as of June 29, 2020 as reported in the Prospectus plus the Class B Common Stock beneficially owned by the Reporting Persons. If all outstanding shares of Class B Common Stock (as reported in the Prospectus) were deemed converted into Class A Common Stock, the Reporting Persons would be deemed to beneficially own 10.34% of the shares of Class A Common Stock deemed outstanding.
(b) Each of the Reporting Persons shares voting and dispositive power over the Shares held directly by the Funds.
(c) Other than as reported in Item 3 of this Schedule 13D, none of the Reporting Persons has effected any transaction in the past 60 days in the Issuer’s Class A Common Stock.
(d) Other than the Funds that directly hold the securities of the Issuer, and except as set forth in this Item 5, no other person is known to have the right to receive, or the power to direct the receipt of, dividends from or proceeds from the sale, of the Shares.
(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
The information contained in Items 3, 4 and 5 is incorporated by reference herein, as applicable.
Lock-Up Agreement

TPV is subject to a lock-up agreement (the “Lock-Up Agreement”) with Morgan Stanley & Co. LLC and Goldman Sachs & Co. LLC (collectively, the “Underwriters”) pursuant to which TPV, subject to certain exceptions, agreed to not, without the prior written consent of the Underwriters, or their representatives, transfer the Shares, including any hedging transactions, during the period ending on the earlier of (i) the opening of trading on the second trading day immediately following the Issuer’s public release of earnings for the third quarter of fiscal 2022 and (ii) the date that is 180 days after the date of the Prospectus.

The foregoing summary of the Lock-Up Agreement does not purport to be complete and is qualified in its entirety by reference to the form of Lock-Up Agreement filed as Exhibit A to Exhibit 1.1 to Amendment No. 2 to Form S-1 filed by the Issuer with the SEC on June 28, 2021.

Investors’ Rights Agreement
Pursuant to the Sixth Amended and Restated Investors’ Rights Agreement, dated as of October 28, 2020, between the Issuer, TPV and certain other holders listed therein (the “IRA”), TPV is entitled to certain registration rights in connection with the resale of the Shares and any other common stock of the Issuer acquired by TPV (the “Registerable Securities”), including customary demand rights, piggy-back rights and a re-sale shelf-registration statement covering the Registerable Securities.
The foregoing summary of the IRA does not purport to be complete and is qualified in its entirety by reference to such document. The IRA is filed as Exhibit 4.2 to the Amendment No. 1 to Form S-1 filed by the Issuer with the SEC on June 21, 2021.
Item 7. Material to Be Filed as Exhibits.
Exhibit Number
1.	Joint Filing Agreement by and among the Reporting Persons (filed herewith).
2.
Power of Attorney granted by Daniel S. Loeb in favor of William Song and Joshua L. Targoff, dated February 17, 2021, was previously filed with the SEC on March 4, 2021 as Exhibit 24 to the Form 4 filed by Third Point LLC and Daniel S. Loeb with respect to Radius Global Infrastructure Inc. and is incorporated herein by reference.

3.
Form of Lock-Up Agreement, that was previously filed with the SEC on June 28, 2021, as Exhibit A to Exhibit 1.1 to Amendment No. 2 to Form S-1 filed by SentinelOne, Inc. and is incorporated herein by reference.

4.
Sixth Amended and Restated Investors’ Rights Agreement, dated as of October 28, 2020, entered into by SentinelOne, Inc., Third Point Ventures, LLC and certain other holders listed therein, that was previously filed with the SEC on June 21, 2021, as Exhibit 4.2 to the Amendment No. 1 to Form S-1 filed by SentinelOne, Inc. and is incorporated herein by reference.

SIGNATURES
After reasonable inquiry and to the best of its or his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: July 12, 2021

THIRD POINT LLC

By:	/s/ William Song
Name:	William Song
Title:	Attorney-in-Fact

DANIEL S. LOEB

By:	/s/ William Song
Name:	William Song
Title:	Attorney-in-Fact